Rec'd 9/21/06

BB

A/B 10/27

BB 10/27 *

SECURITI ... SSION

06050231

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-35255 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __________ AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mellon Financial Markets LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
OCT 30 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 21 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

10/27

KPMG

**KPMG LLP**
One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963
Internet www.us.kpmg.com

## Independent Auditors' Report

Members of the Board of Directors
Mellon Financial Markets, LLC:

We have audited the accompanying statement of financial condition of Mellon Financial Markets, LLC (the Company), a wholly owned subsidiary of Mellon Financial Corporation, as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mellon Financial Markets, LLC as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Pittsburgh, Pennsylvania
February 7, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

## MELLON FINANCIAL MARKETS, LLC

Statement of Financial Condition

December 31, 2005

### Assets

| | | |
|---|---|---|
| Cash (note 3) | $ | 285,730 |
| Federal funds sold (note 4) | | 14,500,000 |
| Securities purchased under agreements to resell | | 125,255,750 |
| Securities owned at market value (note 5) | | 35,931,913 |
| Interest receivable | | 413,886 |
| Receivables from broker/dealers (note 6) | | 3,832,346 |
| Receivables from customers (note 6) | | 885,943 |
| Accounts receivable (note 4) | | 1,222,126 |
| Other assets | | 100,069 |
| Deferred tax assets (note 8) | | 785,377 |
| | $ | 183,213,140 |

### Liabilities and Member's Equity

| | | |
|---|---|---|
| Securities sold under agreements to repurchase (note 7) | $ | 124,272,000 |
| Payables to broker/dealers (note 6) | | 11,947,427 |
| Payables to customers (note 6) | | 1,975,213 |
| Securities sold, but not yet purchased, at market value (note 5) | | 484,512 |
| Interest payable | | 211,895 |
| Income tax payable to affiliate (notes 4 and 8) | | 431,664 |
| Other liabilities and accrued expenses (note 4) | | 1,684,809 |
| | | 141,007,520 |
| Commitments and contingent liabilities: | | |
| Subordinated borrowings (notes 4 and 9) | | 15,000,000 |
| | | 156,007,520 |
| Managing member's equity | | 100 |
| Member's equity | | 27,205,520 |
| Total member's equity | | 27,205,620 |
| | $ | 183,213,140 |

See accompanying notes to statement of financial condition.

## (1) Organization

Mellon Financial Markets, LLC (the Company) is a registered broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of Mellon Financial Corporation (MFC).

The Company deals in a broad range of products, including U.S. treasury and federal agency securities, asset-backed and mortgage-related securities, corporate debt securities, municipal securities, and money market instruments. The Company also acts as agent for Mellon Bank, N.A. (the Bank) and MFC in distributing various other investment products. Additionally, the Company provides administration services and the distribution of commercial paper in the secondary securities market for Three Rivers Funding Corp. (TRFC), a special purpose entity that issues commercial paper to purchase pools of receivables or asset-backed securities. The Company also engages in the underwriting of certain securities including federal agency securities, municipal securities, corporate debt, asset-backed and mortgage-related securities, and equity securities.

## (2) Significant Accounting Policies

### (a) *Use of Estimates*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

### (b) *Security Transactions*

Securities owned and securities sold, but not yet purchased, are reported on a trade-date basis and stated at market value. Interest on securities owned is accrued as earned.

### (c) *Repurchase and Resale Agreements*

Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at amounts at which the securities will be resold or reacquired, plus accrued interest, as specified in the respective agreements. It is the Company's policy to take possession of securities purchased under agreements to resell and to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements.

### (d) *Income Taxes*

The Company is a single member, limited liability company. A single member, limited liability company generally, is treated as a disregarded entity for federal tax purposes. As the Company is considered a division of MFC, federal tax expense will continue to be recorded by the Company. For state tax purposes, liabilities arising from the operations of the Company are the responsibility of MFC.

The Company's results for the year ended December 31, 2005 will be included in the consolidated MFC federal tax return for the year ended December 31, 2005. Pursuant to a tax-sharing agreement

with MFC, the current tax liability is determined on a separate return basis with benefits for net losses and credits recorded when realized in the consolidated MFC tax return. Deferred income taxes are computed on a separate entity basis.

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

## (3) Regulatory Requirements

### *(a) Cash and Securities Segregated Under Federal and Other Regulations*

Cash of $85,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

### *(b) Net Capital Requirement*

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements. At December 31, 2005, the Company had net capital of $38,561,652, which was $37,561,652 in excess of required net capital.

## (4) Related Party Transactions

In conducting its business, the Company engages in transactions with affiliated entities of MFC. Under operating agreements, certain affiliates provide the Company with services related to trading activities. The significant affiliate amounts at December 31, 2005 are as follows:

| | | |
|---|---|---|
| Federal funds sold | $ | 14,500,000 |
| Accounts receivable | | 292,695 |
| Subordinated borrowings | | 15,000,000 |
| Other liabilities and accrued expenses | | 308,846 |
| Income tax payable to affiliate | | 431,664 |

The Company maintains a business relationship with TRFC, a special purpose entity that issues commercial paper to make loans secured by, and to purchase, pools of receivables. TRFC, formed in 1990, is not a subsidiary of MFC or the Company and is owned by a third party. TRFC's financial results are not included in the financial statements of MFC or the Company. MFC provides liquidity support and a letter of credit in support of TRFC's commercial paper. Additionally, MFC operates as a referral agent that refers MFC customers and transactions to TRFC, which ultimately must be approved by the third party. Loans or other assets are not transferred from MFC to TRFC. The Company is responsible for providing administration services and the distribution of commercial paper in the securities market for TRFC.

*Capital Contribution From Parent*

The Company received a capital contribution of $143,761 from the parent during the year ended December 31, 2005. The capital contribution relates to the tax benefit realized by the parent as a result of the Company's employees exercising stock options of MFC common stock. This tax benefit is paid to the Company by MFC in the form of cash and is recognized as a capital contribution.

**(5) Securities Owned and Securities Sold, But Not Yet Purchased**

Marketable securities owned and securities sold, but not yet purchased, at market values, as of December 31, 2005 consist of the following:

| | | Securities owned | Securities sold, but not yet purchased |
|---|---|---|---|
| U.S. government and agency securities | $ | 615,238 | 484,512 |
| State and municipal government securities | | 29,262,982 | — |
| Auction rate securities | | 2,000,000 | — |
| Commercial paper | | 4,053,693 | — |
| | $ | 35,931,913 | 484,512 |

**(6) Receivable From and Payable to Customer and Broker/Dealer**

| | | Receivable | Payable |
|---|---|---|---|
| Customer | $ | 35,000 | 1,485,586 |
| Customer trades pending settlement | | 850,943 | 489,627 |
| Broker/dealer | | 1,591,520 | 34,965 |
| Broker/dealer trades pending settlement | | 2,240,826 | 11,912,462 |

Receivable from and payable to customer and broker/dealer include amounts due on securities transactions. Securities owned by customer and broker/dealer are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

Customer and broker/dealer trades pending settlement represent the contract price of securities to be delivered or received by the Company. Should the counterparty not deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2005 approximates the amounts owed. Trades pending settlement at December 31, 2005 were subsequently settled without an adverse effect to the Company's statement of financial condition.

**(7) Securities Sold Under Agreements to Repurchase**

At December 31, 2005, the market value of the securities sold subject to repurchase was $126,926,491. The Company's trading securities were not required to be pledged to secure repurchase agreements. The repurchase balance at December 31, 2005 was all related to third party activity where the Company does not own the collateral.



(Continued)

## (8) Income Taxes

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2005 are as follows:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Incentive compensation | $ | 376,836 |
| Intangible assets | | 407,995 |
| Fixed assets | | 546 |
| Gross deferred tax asset | | 785,377 |
| Deferred tax liabilities | | — |
| Gross deferred tax liabilities | | — |
| Net deferred tax asset | | 785,377 |
| Valuation allowance | | — |
| Net deferred tax assets, net of valuation allowance | $ | 785,377 |

The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 since it is more likely than not that the deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

Additionally, the Company was allocated a federal tax benefit of $143,761 recorded directly to members' capital as a result of the Company's employees exercising stock of MFC.

## (9) Subordinated Borrowings

The borrowings under subordination represent cash subordination agreements with an affiliate. The subordinated borrowings bear a rate of one month LIBOR (London Interbank Offered Rate) plus 63 basis points, to be reset on the first business day of each month, maturing December 30, 2009. The subordinated borrowings have been approved by the NASD and are available in computing net capital under the SEC's Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## (10) Pension and Employee Benefit Plans

The Company participates in a noncontributory defined benefit pension plan, sponsored by MFC, which covers substantially all employees. Because the Company participates in the plan with other subsidiaries of MFC, an analysis setting forth the plan's funded status at December 31, 2005, cannot be separately determined for the Company. At December 31, 2005, the plan was overfunded.

The Company participates in a defined contribution retirement savings plan, sponsored by MFC, covering substantially all employees. Employees become eligible to participate upon first day of employment. If a participant decides to contribute, a portion of the contribution is matched by MFC.

The Company participates in other employee benefit plans, sponsored by MFC, that provide healthcare, life insurance, and other post-retirement benefits covering substantially all retired employees. The plans include participant contributions, deductibles, co-insurance provisions, and service-related eligibility requirements. Since the Company participates in the plans with other subsidiaries of MFC, an analysis setting forth the funded status of the plans at December 31, 2005 cannot be separately determined for the Company.

## (11) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. Substantially all of the Company's financial instruments are recorded at their current fair value.

## (12) Commitments and Financial Instruments With Off-Balance-Sheet Risk and Concentrations of Credit and Customer Risk

The Company is engaged in various trading and brokerage activities with counterparties, which are primarily domestic financial institutions and the U.S. government and its agencies. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. The Company manages credit risk by dealing only with approved counterparties under specific credit limits and by monitoring the amount of outstanding contracts by customer and in the aggregate against such limits. Counterparty limits are monitored on an ongoing basis.

Market risk arises should the value of the securities committed to be underwritten by the Company decline before the closing of the transaction and changes in the market value of contracts as a result of the fluctuations in interest and currency rates. The Company limits its exposure to market risk by generally entering into matching or offsetting positions and by establishing and monitoring limits on unmatched positions. The overall level of market risk from financial instruments the Company is exposed to is often limited by other financial instruments recorded both on- and off-balance-sheet.

As an overall trading strategy to control market risk, the Company may enter into transactions in derivative financial instruments, which include forward and future contracts and options. These derivative financial instruments are typically used by the Company to hedge various trading products.

Forward and futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Futures contracts are exchange traded, and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties for specific positions.

Options on futures contracts allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time. Options on U.S. government securities are contracts that allow the owner of the option to purchase or sell U.S. government securities at a specified price within a specified period of time. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties for specific positions.

At December 31, 2005, the Company had sold futures contracts with a notional amount of $8,000,000. There were no option contracts purchased or written at December 31, 2005.

Additionally, the Company's business involves the participation in underwriting activities, primarily with public entities in and contiguous to the state of Pennsylvania. As part of this activity, the Company executes commitments to acquire securities as part of the underwriting and executes security sale transactions with customers. The Company had no securities committed to be underwritten at December 31, 2005.